EXHIBIT 99.1

For Immediate Release

Nexen Announces Executive Departures

Calgary Alberta, November 18, 2011 – Marvin Romanow, President and Chief Executive Officer of Nexen Inc. (TSX, NYSE: NXY) announced today the upcoming departure of two members of Nexen’s executive team.

Matt Fox, Executive Vice President of the company’s International Division has accepted an executive position with a large energy company based in Houston, Texas. Eric Miller, Senior Vice President, General Counsel and Secretary, has accepted the position of Senior Vice President, Chief Legal Officer with Calgary-based Agrium Inc. Nexen management and its Board of Directors are examining succession options and interim appointments have been made to ensure business continuity.

Nexen is an upstream oil and gas company responsibly developing energy resources in some of the world’s most significant basins – including the UK North Sea, offshore West Africa, the Gulf of Mexico and Western Canada. The company is strategically focused on three businesses: conventional oil and gas, oil sands and shale gas. Nexen is traded on the TSX and NYSE under the symbol NXY.

For investor relations inquiries contact: Janet Craig Vice President, Investor Relations (403) 699-4230	For media & general inquiries contact: Pierre Alvarez Vice President, Corporate Relations (403) 699-6291